Exhibit 99-6

REPORT OF INDEPENDENT AUDITOR ON DIFFERENCES BETWEEN
CANADIAN AND UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES

To the Shareholders of Timmins Gold Corp.

We have audited the consolidated financial statements of Timmins Gold Corp. (the “Company”) as at March 31, 2011 and 2010 and for each of the years in the three-year period ended March 31, 2011 and have issued our report thereon dated June 29, 2011. The consolidated financial statements and our report are contained in Exhibit 99.51 of this Form 40-F. Our audit also included the Differences between Canadian and United States Generally Accepted Accounting Principles as at March 31, 2011 and 2010 and for each of the years in the three-year period ended March 31, 2011 as contained in Exhibit 99.6 of this Form 40-F. The Differences between Canadian and United States Generally Accepted Accounting Principles is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In our opinion, the Differences between Canadian and United States Generally Accepted Accounting Principles, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
October 26, 2011

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
March 31, 2011
(in Canadian dollars, except for per share amounts)

The consolidated financial statements of Timmins Gold Corp. (the “Company”) have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The following adjustments and additional disclosures would be required in order to present the financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and with practices prescribed by the Securities and Exchange Commission as at March 31, 2011 and 2010 and for each of the years in the three-year period ended March 31, 2011.

The effects of the significant differences between accounting principles on the Company’s consolidated financial statements are quantified and described below:

Consolidated balance sheets

As at March 31,	2011	2010

Total assets under Canadian GAAP	$113,674,840	$82,279,282
Prior period exploration expenditures (a)	(11,374,755)	(12,267,819)
Current period exploration expenditures (a)	222,524	893,064
Prior period deferred financing costs (b)	585,420	-
Current period deferred financing costs (b)	(431,699)	585,420
Prior period deferred startup costs and revenues (c)	(2,529,066)	-
Current period deferred startup costs and revenues (c)	-	(2,529,066)
Current period deferred stripping costs (d)	(11,770,219)	-
Prior period amortization and depletion (e)	(996,573)	-
Current period amortization and depletion (e)	1,550,605	(996,573)
Total assets under US GAAP	$88,931,077	$67,964,308

Total liabilities under Canadian GAAP	$40,128,608	$28,227,701
Deferred income tax (f)	(6,891,093)	(80,202)
Total liabilities under US GAAP	33,237,515	28,147,499

Total shareholders’ equity under Canadian GAAP	73,546,232	54,051,581
Exploration expenditure (a)	(11,152,231)	(11,374,755)
Deferred financing costs (b)	153,721	585,420
Deferred startup costs and revenues (c)	(2,529,066)	(2,529,066)
Deferred stripping costs (d)	(11,770,219)	-
Amortization and depletion (e)	554,032	(996,573)
Deferred income tax (f)	6,891,093	80,202
Total shareholders’ equity under US GAAP	55,693,562	39,816,809
Total liabilities and shareholders’ equity under US GAAP	$88,931,077	$67,964,308

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
March 31, 2011
(in Canadian dollars, except for per share amounts)

Under US GAAP, the net income (loss) would be adjusted as follows:

Consolidated comprehensive net income (loss)

For the years ending March 31,	2011	2010	2009

Net income (loss) and comprehensive income (loss) under Canadian GAAP	$11,464,054	$(8,615,920)	$(3,414,781)
Exploration expenditures (a)	222,524	893,064	(5,943,088)
Deferred financing costs (b)	(431,699)	585,420	-
Deferred startup costs and revenues (c)	-	(2,529,066)	-
Deferred stripping costs (d)	(11,770,219)	-	-
Amortization and depletion (e)	1,550,605	(996,573)	-
Deferred income tax (f)	6,810,891	80,202	-
Income (loss) and comprehensive income (loss) under US GAAP	$7,846,156	$(10,582,873)	$(9,357,869)

Income (loss) per share under US GAAP
Basic	$0.06	$(0.09)	$(0.13)
Diluted	$0.06	$(0.09)	$(0.13)

Weighted average number of shares outstanding under Canadian and US GAAP
Basic	129,790,256	112,132,651	70,519,153
Diluted	140,465,519	112,132,651	70,519,153

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
March 31, 2011
(in Canadian dollars, except for per share amounts)

Under US GAAP, the cash flows would be adjusted as follows:

Consolidated statements of cash flows

For the years ending March 31,	2011	2010	2009

Cash flows provided by (used in) operating activities under Canadian GAAP	$43,380,416	$(15,793,611)	$(1,727,070)
(Reduction) increase in income (loss) from exploration expenditure (a)	(640,971)	893,064	(5,943,088)
Increase in income (loss) from deferred transaction costs (b)	-	585,420	-
Reduction in income (loss) from deferred startup costs and revenues and related amortization (c)	-	(3,525,639)	-
Reduction in income (loss) from deferred stripping costs (d)	(15,497,395)	-	-
Cash flows provided by (used in) operating activities US GAAP	27,242,050	(17,840,766)	(7,670,158)

Cash flows (used in) provided by financing activities under Canadian GAAP and US GAAP	(9,198,277)	32,302,974	20,712,714

Cash flows used in investing activities under Canadian GAAP	(31,396,124)	(14,514,642)	(20,756,582)
Adjustment for exploration expenditure (a)	640,971	(893,064)	5,943,088
Adjustment for deferred financing costs (b)	-	(585,420)	-
Adjustment for deferred startup costs and revenues and related amortization (c)	-	3,525,639	-
Adjustment for deferred stripping costs (d)	15,497,395	-	-
Cash flows used in investing activities under US GAAP	(15,257,758)	(12,467,487)	(14,813,494)

Increase (decrease) in cash and cash equivalents during the year	2,786,015	1,994,721	(1,770,938)
Cash and cash equivalents, beginning of year	2,694,825	700,104	2,471,042
Cash and cash equivalents, end of year	$5,480,840	$2,694,825	$700,104

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
March 31, 2011
(in Canadian dollars, except for per share amounts)

a)	Exploration expenditure

Under Canadian GAAP, exploration expenditures may be capitalized during the search for commercially mineable minerals and amortized on a unit of production basis based on proven and probable reserves once commercial production has commenced. Under US GAAP, exploration expenditures can only be deferred subsequent to the determination that economically recoverable proven or probable mineral reserves exist at which time costs incurred to bring the mine into production are capitalized as development costs.

For US GAAP purposes, it was determined that San Francisco resource property had met the criteria for capitalization of development costs, effective April 1, 2009. Prior to April 1, 2009, the exploration expenditures incurred were expensed under US GAAP, while subsequently exploration expenditure relating to the San Francisco resource property was capitalized under Canadian GAAP consistent with US GAAP.

During the year ending March 31, 2011, $863,495 of previously capitalized exploration expenditures were written off and expensed under Canadian GAAP compared to current period expenditures of $640,971 which would have been expensed under US GAAP resulting in a recovery adjustment of $222,524. During the year ended March 31, 2010, $1,474,796 of previously capitalized exploration expenditures were written off under Canadian GAAP compared to current period expenditures of $581,732 which would have been expensed under US GAAP resulting in a recovery adjustment of $893,064. During the year ending March 31, 2009, $5,943,088 of exploration expenditure was capitalized under Canadian GAAP which would have been expensed under US GAAP while $6,324,731 was incurred in prior years.

For the purposes of the consolidated statements of cash flows, these cash expenditures are classified as cash used in investing activities under Canadian GAAP while they would have been presented as cash used in operating activities under US GAAP for all three years presented.

b)	Deferred financing costs

Under Canadian GAAP, the Company’s policy is to expense debt financing costs when they are incurred. For US GAAP these costs are capitalized as a deferred charge and amortized to earnings using the effective interest method over the term of the related debt. During the year ending March 31, 2010 the Company incurred and expensed $653,282 of financing costs under Canadian GAAP while $431,699 and $67,862 of deferred financing costs would have been amortized and expensed under US GAAP for the years ending March 31, 2011 and 2010, respectively.

c)	Deferred startup costs and revenues

Effective December 10, 2009, the San Francisco resource property commenced production under US GAAP and April 1, 2010 under Canadian GAAP. As a result, adjustments to assets and net loss have been recorded for the difference in the cumulative costs capitalized and the timing of when amortization commenced.

Under Canadian GAAP, startup costs and revenues from a newly commissioned operation are deferred as a component of resource property costs until commercial production is established and then amortized on the unit-of production-basis over proven and probable reserves. Under US GAAP, startup costs and revenues from a newly commissioned operation are not capitalized but are expensed as incurred. For the year ended March 31, 2010, $10,826,833 and $8,297,767 of startup costs and revenues respectively would have been recognized under US GAAP. Prior to December 10, 2009, there had not been any startup costs incurred or revenues earned by the Company.

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
March 31, 2011
(in Canadian dollars, except for per share amounts)

d)	Deferred stripping costs

Under Canadian GAAP, stripping costs that represent betterments to resource properties are capitalized and amortized using the units-of-production method over proven and probable reserves. Under U.S. GAAP, stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred. During the year ended March 31, 2011, the Company deferred $15,497,395 of stripping costs under Canadian GAAP. Under US GAAP, $11,770,219 is charged to production costs and $3,727,176 to cost of inventory in process.

e)	Depletion and amortization

The impact on depletion and amortization from the earlier commercial operations under US GAAP (note c) and the previously expensed exploration expenditures under US GAAP which were capitalized and amortized under Canadian GAAP (note a) resulted in a recovery adjustment of $1,550,605 for the year ending March 31, 2011 due primarily to higher depletion and amortization under Canadian GAAP, and an expense adjustment of $996,573 for the year ended March 31, 2010 due to earlier commencement of commercial operations under US GAAP.

f)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

Tax differences can arise from differing accounting measurements of various assets and liabilities including the differences described in notes a) through e) above. For example, certain costs are capitalized under Canadian GAAP while they are expensed under US GAAP. After considering the measurement differences above, there are larger potential tax assets under US GAAP, however for the years prior to April 1, 2010 an additional valuation allowance was applied to all additional tax assets resulting from the differences identified above.

US GAAP also requires the Company recognize in its consolidated financial statements only those tax positions that are “more-likely-than-not” of being sustained based on the technical merits of the position. Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would have a material impact on the Company’s financial statements.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company has not accrued interest or penalties related to uncertain tax positions as of March 31, 2011. Management is currently unaware of any issues under review that could results in significant payments, accruals or material deviations from its position.

For the year ending March 31, 2011 an adjustment of $6,891,093 was recorded under US GAAP which relates to the cumulative impact on deferred income taxes from the decrease in mineral property book value in excess of tax value arising from the above noted US GAAP adjustments. In prior periods the US GAAP tax assets were reduced by an additional $4.3 million valuation allowance all of which was reversed into earnings during the year ending March 31, 2011.

g)	Foreign currency translation

The Mexican subsidiary’s financial statements have a Canadian dollar functional currency, and have been translated into Canadian dollars using the re-measurement method which is consistent with the temporal method under Canadian GAAP.

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
March 31, 2011
(in Canadian dollars, except for per share amounts)

h)	Stock-based compensation

For US GAAP purposes, all stock-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, US GAAP requires the Company to estimate forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur. Management has evaluated their estimated forfeiture rate and the effect of the estimated forfeitures is not material. Accordingly no adjustments for any of the periods were required.

The weighted average remaining contractual term for the outstanding options as of March 31, 2011 was 2.16 years (2010 - 2.87 years). The weighted average remaining contractual term for the exercisable options as of March 31, 2011 was 2.16 years (2010 - 2.24 years).

The aggregate intrinsic value of options outstanding as of March 31, 2011 is $10,145,000 (2010 - $3,615,250), and the aggregate intrinsic value of options exercisable as of March 31, 2011 is $10,145,000 (2010 - $ 3,153,250).

There were no recognized tax benefits related to compensation costs from stock-based payment recognized in the statements of operation for the years ended March 31, 2011, 2010 or 2009.

At March 31, 2011, there was no unrecognized compensation cost related to non-vested stock options granted prior to that date.

The Company received cash from the exercise of stock options for the year ended March 31, 2011 was $1,035,750 (2010 - $456,250. 2009 - nil). Upon option exercise, the Company issues new shares of stock. There is no related tax benefit realized from stock options exercised during the years ended March 31, 20112010, and 2009.

i)	Convertible preference shares

On liquidation, dissolution, winding up or other distribution of assets of the Company, the holders of the convertible preference shares would participate ratably in equal amounts per share without preference in the remaining assets of the Company with holders of common shares. Convertible preference shares are included in the weighted average basic number of shares outstanding both under US and Canadian GAAP, and there is no difference in the accounting for the shares between US and Canadian GAAP.

j)	Impact of adoption of new accounting pronouncements

ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective beginning January 1, 2011. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 168, The FASB Accounting Standards Codification and the Hierarchy of US GAAP - a replacement of FASB Statement No. 162 (“SFAS 168”). SFAS 168 provides for the FASB ASC to become the single official source of authoritative, non-governmental US GAAP. The ASC did not change US GAAP but reorganizes the literature. SFAS 168 was effective for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

During 2009, the FASB issued guidance, included in ASC 820, on determining the fair value of a financial asset and liability when the volume and level of activity for the asset or liability has significantly decreased. This guidance is applicable for interim and annual periods ending after June 15, 2009. In addition, the FASB issued additional guidance on determining the fair value of liabilities, including the incorporation of non-performance risks, market participant assumptions and the impact of restrictions on transfers in the fair value measurement inputs. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
March 31, 2011
(in Canadian dollars, except for per share amounts)

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS 162, which was later superseded by the FASB codification and included in ASC topic 105. Effective April 1, 2009, the Company adopted the newly issued accounting standard related to the hierarchy of generally accepted accounting principles. This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, or FSP FAS 107-1 and APB 28-1, which were later superseded by the FASB codification and included in ASC topic 825. Effective April 1, 2009, the Company adopted the newly issued accounting standard for interim disclosures about fair value of financial instruments. This standard requires disclosures about fair value of financial instruments in interim as well as in annual financial statements. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

k)	Recently issued accounting pronouncements

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220)— Presentation of Comprehensive Income (ASU 2011-05), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for the Company’s first quarter of fiscal 2013 and should be applied retrospectively. The Company is evaluating whether adoption of this standard will have a material impact on its financial condition, results of operations or cash flows.

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
March 31, 2011
(in Canadian dollars, except for per share amounts)

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between US GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective for the Company in the third quarter of fiscal 2012 and should be applied prospectively. The Company is evaluating whether adoption of this standard will have a material impact on its financial condition, results of operations or cash flows.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, and the activity in Level 3 fair value measurements. Certain provisions of this update will be effective for the Company in fiscal 2012. The Company is evaluating whether adoption of this standard will have a material impact on its financial condition, results of operations or cash flows.